Exhibit 2

Exhibit 2 2019 FOURTH QUARTER RESULTS Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX = 10:1 Investor Relations In the United States: + 1 877 7CX NYSE In Mexico + 52 (81) 8888 4292 E-Mail: ir@cemex.com

Operating and financial highlights

	January - December				Fourth Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Consolidated cement volume	62,753	67,196	(7%)		15,592	16,121	(3%)	
Consolidated ready-mix volume	50,076	51,738	(3%)		12,395	12,846	(4%)	
Consolidated aggregates volume	135,116	136,548	(1%)		33,122	34,008	(3%)	
Net sales	13,130	13,531	(3%)	(1%)	3,259	3,240	1%	(0%)
Gross profit	4,305	4,683	(8%)	(6%)	1,035	1,124	(8%)	(9%)
as % of net sales	32.8%	34.6%	(1.8pp)		31.8%	34.7%	(2.9pp)	
Operating earnings before other expenses, net	1,333	1,704	(22%)	(21%)	282	402	(30%)	(31%)
as % of net sales	10.2%	12.6%	(2.4pp)		8.7%	12.4%	(3.7pp)	
Controlling interest net income (loss)	143	528	(73%)		(238)	(37)	(544%)	
Operating EBITDA	2,378	2,687	(11%)	(10%)	554	644	(14%)	(15%)
as % of net sales	18.1%	19.9%	(1.8pp)		17.0%	19.9%	(2.9pp)	
Free cash flow after maintenance capital expenditures	695	793	(12%)		526	380	38%	
Free cash flow	461	636	(27%)		455	319	43%	
Total debt plus perpetual notes	11,656	11,584	1%		11,656	11,584	1%	
Earnings (loss) of continuing operations per ADS	0.06	0.32	(81%)		(0.10)	(0.02)	(282%)	
Fully diluted earnings (loss) of continuing operations per ADS [1]	0.06	0.35	(83%)		(0.10)	(0.02)	(315%)	
Average ADSs outstanding	1,526	1,543	(1%)		1,506	1,544	(2%)	
Employees	40,586	42,141	(4%)		40,586	42,141	(4%)	

This information does not include discontinued operations. Please see page 13 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 12 for end-of quarter CPO-equivalent units outstanding.
[1] For the periods January-December 2019 and fourth quarter 2019, the effect of the potential dilutive shares generates anti-dilution; therefore, there is no change between the reported basic and diluted gain per share.

Consolidated net sales in the fourth quarter of 2019 reached US$3.3 billion, representing an increase of 1%, or remained flat on a like-to-like basis for ongoing operations and adjusting for foreign exchange fluctuations, compared with the fourth quarter of 2018.

Cost of sales as a percentage of net sales increased by 2.9pp during the fourth quarter of 2019 compared with the same period last year, from 65.3% to 68.2%. The increase was mainly driven by higher maintenance, raw-materials and freight costs partially offset by lower energy costs.

Operating expenses as a percentage of net sales increased by 0.8pp during the fourth quarter of 2019 compared with the same period in 2018, from 22.3% to 23.1%, reflecting higher selling-and-distribution expenses.

Operating EBITDA decreased 14% to US$554 million during the fourth quarter of 2019 compared with the same period last year or decreased 15% on a like-to-like basis for ongoing operations and adjusting for foreign-exchange fluctuations. Higher contributions in our Europe, South Central America & the Caribbean and Asia, Middle East & Africa regions, were offset by lower contributions in Mexico and the U.S.

Operating EBITDA margin decreased by 2.9pp, from 19.9% in the fourth quarter of 2018 to 17.0% this quarter.

Other expenses, net, for the quarter were US$216 million, which includes severance payments, impairment of assets and others.

Foreign exchange results for the quarter was a loss of US$21 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar, partially offset by the fluctuation of the Euro and the Colombian peso versus the U.S. dollar.

Controlling interest net income (loss) was a loss of US$238 million in the fourth quarter of 2019, compared with a loss of US$37 million in the same quarter of 2018. The higher loss primarily reflects lower operating earnings, higher financial expenses, negative variations in foreign exchange fluctuations and discontinued operations; partially offset by positive variations in equity in gain of associates and in results from financial instruments and lower income tax.

Net debt plus perpetual notes decreased by US$163 million during the quarter.

2019 Fourth Quarter Results Page 2

Operating results

Mexico

	January - December				Fourth Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	2,897	3,302	(12%)	(12%)	722	776	(7%)	(11%)
Operating EBITDA	966	1,217	(21%)	(20%)	227	274	(17%)	(21%)
Operating EBITDA margin	33.4%	36.9%	(3.5pp)		31.4%	35.3%	(3.9pp)	

In millions of U.S. dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(15%)	(13%)	(14%)	(10%)	(11%)	(9%)
Price (USD)	1%	5%	3%	7%	2%	7%
Price (local currency)	2%	1%	3%	2%	2%	2%

In **Mexico**, our cement, ready-mix and aggregates volumes declined 13%, 10% and 9%, respectively, during the quarter and 15%, 14% and 11% during 2019. Performance during the year was affected by muted public and private investment in a government-transition year and by delays and suspensions of building permits in Mexico City. During 2019, our local-currency prices increased 2% for cement and aggregates and 3% for ready-mix, on a year-over-basis.

The commercial sector was the main driver of demand during the year, with favorable dynamics in tourism-related investments and commercial projects. The formal residential sector continued to be supported by mortgages from commercial banks and to a lesser degree by INFONAVIT.

United States

	January - December				Fourth Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	3,780	3,614	5%	5%	935	869	8%	8%
Operating EBITDA	629	686	(8%)	(8%)	149	182	(18%)	(18%)
Operating EBITDA margin	16.6%	19.0%	(2.4pp)		15.9%	20.9%	(5.0pp)	

In millions of U.S. dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(2%)	4%	2%	2%	6%	6%
Price (USD)	4%	5%	3%	5%	2%	2%
Price (local currency)	4%	5%	3%	5%	2%	2%

In the **United States**, our fourth quarter domestic gray cement volumes increased 4%, while volumes of ready-mix and aggregates rose 2% and 6%, respectively, on a year-over-year basis. During the full year 2019, domestic gray cement volumes decreased 2%, while ready-mix and aggregates volumes increased 2% and 6%, respectively. Our cement prices during the quarter grew 5% year-over-year and 1% sequentially, while our full year prices were up 4%.

Cement volumes in the quarter were driven by a strong contribution from Texas due to good weather and from a low comparison base. Full-year cement volumes were impacted by bad weather in some of our key states, coupled with weak residential performance during the first semester, as well as unfavorable competitive dynamics in Florida. Activity in the residential sector increased during the second half of 2019, supported by lower interest rates. Infrastructure activity, particularly street-and-highway spending, remained dynamic and was driven by funding at the state/local level. In the industrial-and-commercial sector, a decrease in commercial construction was offset by growth in offices and lodging.

2019 Fourth Quarter Results Page 3

Operating results

South, Central America and the Caribbean

	January - December				Fourth Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	1,666	1,782	(6%)	(2%)	399	425	(6%)	(3%)
Operating EBITDA	385	415	(7%)	(4%)	101	96	5%	8%
Operating EBITDA margin	23.1%	23.3%	(0.2pp)		25.2%	22.5%	2.7pp	

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(2%)	(2%)	(7%)	(12%)	(11%)	(12%)
Price (USD)	(3%)	(1%)	(7%)	(5%)	(4%)	(2%)
Price (local currency) (*)	2%	2%	(0%)	(2%)	3%	2%

In our **South, Central America and the Caribbean** region, our domestic gray cement volumes declined 2% during both the quarter and the full year versus the same periods in 2018. During the year, cement volumes grew in Colombia, the Dominican Republic, and El Salvador, while ready-mix volumes increased in Colombia and Puerto Rico.

Our full-year cement volumes grew in Colombia, with a strong infrastructure sector supported by 4G projects, as well as favorable activity in residential self-construction. In the Dominican Republic, cement demand benefitted from strong activity in tourism-related projects and a solid residential sector.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

Europe

	January - December				Fourth Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	3,014	3,098	(3%)	2%	741	756	(2%)	(1%)
Operating EBITDA	414	367	13%	19%	98	87	12%	14%
Operating EBITDA margin	13.7%	11.9%	1.8pp		13.2%	11.6%	1.6pp	

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	0%	2%	(1%)	(3%)	1%	(5%)
Price (USD)	0%	3%	(1%)	0%	(2%)	3%
Price (local currency) (*)	6%	4%	4%	2%	3%	3%

In the **Europe** region, domestic gray cement volumes were up 2% during the quarter and flat for the full-year 2019, on a year-over-year basis. Regional ready-mix and aggregates volumes decreased 3% and 5%, respectively, during the fourth quarter. For the full year, regional ready-mix volumes declined 1% and aggregates volumes increased by 1%. Quarterly cement volumes grew in Poland, Germany and Spain, while full year volumes grew in all our countries except for the UK and Croatia.

Regional prices in local-currency terms were up in fourth quarter and full-year 2019 for our three core products.

The infrastructure sector was the main contributor to growth in regional cement demand during 2019. Multi-year projects in UK, Germany, Poland and France; favorable activity in the residential sector in Spain, Poland, Germany and the Czech Republic and positive performance in the industrial-and-commercial sector in all countries except for the UK supported cement demand growth in 2019.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2019 Fourth Quarter Results Page 4

Operating results

Asia, Middle East and Africa

	January - December				Fourth Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	1,403	1,434	(2%)	(4%)	354	346	2%	(4%)
Operating EBITDA	216	224	(4%)	(5%)	50	47	7%	1%
Operating EBITDA margin	15.4%	15.6%	(0.2pp)		14.1%	13.5%	0.6pp	

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(11%)	2%	(2%)	(1%)	(5%)	(4%)
Price (USD)	8%	0%	3%	8%	7%	15%
Price (local currency) (*)	5%	(5%)	2%	1%	6%	8%

In **Asia, Middle East and Africa**, our regional prices during the year increased 5% in cement, 6% in aggregates, and 2% in ready mix, in local-currency terms. Domestic gray cement volumes increased 2% during the quarter but declined 11% during 2019, on a year-over-year basis.

In the **Philippines**, domestic gray cement volumes declined 3% during both the quarter and the full year. Despite an improvement in activity early in the quarter, adverse weather conditions in December impacted our operations.

Our ready-mix volumes in **Israel** increased 6% during the quarter and 5% in 2019 on a year-over-year basis. Our aggregates volumes in the country declined 4% during the quarter and by 2% during the full year.

In **Egypt**, our domestic gray cement volumes increased 10% during the quarter and declined 22% during the year. Our quarterly performance reflects improved macroeconomic conditions, while the full-year decline is mainly due to the introduction of new production capacity in the country.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2019 Fourth Quarter Results Page 5

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - December			Fourth Quarter		
	2019	2018	% var	2019	2018	% var
Operating earnings before other expenses, net	1,333	1,704	(22%)	282	402	(30%)
+ Depreciation and operating amortization	1,045	983		272	241	
Operating EBITDA	2,378	2,687	(11%)	554	644	(14%)
- Net financial expense	701	721		179	176	
- Maintenance capital expenditures	799	807		358	299	
- Change in working capital	74	154		(490)	(273)	
- Taxes paid	179	230		37	43	
- Other cash items (net)	1	115		(39)	56	
- Free cash flow discontinued operations	(71)	(132)		(18)	(38)	
Free cash flow after maintenance capital expenditures	695	793	(12%)	526	380	38%
- Strategic capital expenditures	234	157		71	62	
Free cash flow	461	636	(27%)	455	319	43%

In millions of U.S. dollars, except percentages.

Free cash flow generated during the quarter plus the issuance of US$1.0 billion of 5.45% senior-secured notes due 2029 were used to: repay debt, including US$350 million of 6.00% senior-secured notes due 2024; pay US$75 million in dividends; and increase the cash balance in anticipation of the payment of the convertible securities due in March 2020.

Total debt plus perpetual notes during the quarter reflects an unfavorable foreign-exchange conversion effect of US$126 million.

Information on debt and perpetual notes

	Fourth Quarter			Third Quarter
	2019	2018	% var	2019
Total debt [1]	11,213	11,140	1%	10,889
Short-term	8%	1%		10%
Long-term	92%	99%		90%
Perpetual notes	443	444	(0%)	441
Total debt plus perpetual notes	11,656	11,584	1%	11,330
Cash and cash equivalents	788	309	155%	299
Net debt plus perpetual notes	10,868	11,275	(4%)	11,031
Consolidated funded debt [2]	10,524	10,833		10,624
Consolidated leverage ratio [2]	4.17	3.72		4.05
Consolidated coverage ratio [2]	3.86	4.31		4.03

In millions of U.S. dollars, except percentages and ratios.

	Fourth Quarter	
	2019	2018
Currency denomination		
U.S. dollar	67%	65%
Euro	24%	27%
Mexican peso	1%	0%
Other	9%	8%
Interest rate [3]		
Fixed	78%	63%
Variable	22%	37%

(1) Includes convertible notes and leases, in accordance with International Financial Reporting Standards (IFRS).

(2) Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated on April and November 2019. 2018 amounts and ratios are not audited, and were not the actual amounts and ratios reported during 2018 under our 2017 Facilities Agreement, and are shown in this document for reference purposes only, giving effect to the adoption of IFRS 16, Leases, as if it had been in effect from January 1, 2018.

(3) Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,000 million.

2019 Fourth Quarter Results Page 6

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. dollars, except per ADS amounts)

	January - December				Fourth Quarter			
				like-to-like				like-to-like
INCOME STATEMENT	2019	2018	% var	% var	2019	2018	% var	% var
Net sales	13,130,273	13,531,345	(3%)	(1%)	3,258,674	3,240,170	1%	(0%)
Cost of sales	(8,825,363)	(8,848,793)	0%		(2,223,189)	(2,115,947)	(5%)	
Gross profit	4,304,909	4,682,552	(8%)	(6%)	1,035,485	1,124,222	(8%)	(9%)
Operating expenses	(2,972,077)	(2,978,658)	0%		(753,339)	(722,050)	(4%)	
Operating earnings before other expenses, net	1,332,833	1,703,894	(22%)	(21%)	282,146	402,172	(30%)	(31%)
Other expenses, net	(347,163)	(296,473)	(17%)		(215,548)	(214,402)	(1%)	
Operating earnings	985,670	1,407,421	(30%)		66,598	187,770	(65%)	
Financial expense	(710,810)	(723,164)	2%		(185,367)	(172,461)	(7%)	
Other financial income (expense), net	(70,465)	(630)	(11090%)		(32,533)	(28,861)	(13%)	
Financial income	20,893	18,381	14%		4,955	5,000	(1%)	
Results from financial instruments, net	376	27,652	(99%)		(1,029)	(32,772)	97%	
Foreign exchange results	(31,276)	9,584	N/A		(20,945)	13,280	N/A	
Effects of net present value on assets and liabilities and others, net	(60,458)	(56,247)	(7%)		(15,513)	(14,368)	(8%)	
Equity in gain (loss) of associates	48,549	34,233	42%		18,013	13,381	35%	
Income (loss) before income tax	252,945	717,860	(65%)		(133,288)	(171)	(78056%)	
Income tax	(161,721)	(224,448)	28%		(10,556)	(38,958)	73%	
Profit (loss) of continuing operations	91,223	493,412	(82%)		(143,844)	(39,128)	(268%)	
Discontinued operations	87,369	76,366	14%		(87,971)	4,923	N/A	
Consolidated net income (loss)	178,592	569,779	(69%)		(231,815)	(34,206)	(578%)	
Non-controlling interest net income (loss)	35,839	41,768	(14%)		6,192	2,735	126%	
Controlling interest net income (loss)	142,754	528,011	(73%)		(238,007)	(36,941)	(544%)	
Operating EBITDA	2,378,253	2,686,531	(11%)	(10%)	553,797	643,634	(14%)	(15%)
Earnings (loss) of continued operations per ADS	0.06	0.32	(81%)		(0.10)	(0.02)	(282%)	
Earnings (loss) of discontinued operations per ADS	0.06	0.05	16%		(0.06)	0.00	N/A	

	As of December 31		
BALANCE SHEET	2019	2018	% var
Total assets	29,362,389	29,181,034	1%
Cash and cash equivalents	787,891	308,784	155%
Trade receivables less allowance for doubtful accounts	1,520,925	1,488,426	2%
Other accounts receivable	325,141	312,293	4%
Inventories, net	989,028	1,081,302	(9%)
Assets held for sale	839,113	106,901	685%
Other current assets	116,647	124,535	(6%)
Current assets	4,578,744	3,422,242	34%
Property, machinery and equipment, net	11,850,116	12,453,678	(5%)
Other assets	12,933,530	13,305,114	(3%)
Total liabilities	18,539,142	18,127,985	2%
Current liabilities	5,408,241	4,794,681	13%
Long-term liabilities	9,302,633	9,265,844	0%
Other liabilities	3,828,268	4,067,459	(6%)
Total stockholder's equity	10,823,247	11,053,049	(2%)
Non-controlling interest and perpetual instruments	1,503,114	1,571,615	(4%)
Total controlling interest	9,320,133	9,481,435	(2%)

2019 Fourth Quarter Results

Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - December				Fourth Quarter			
				like-to-like				like-to-like
NET SALES	2019	2018	% var	% var	2019	2018	% var	% var
Mexico	2,896,801	3,301,829	(12%)	(12%)	721,756	775,928	(7%)	(11%)
U.S.A.	3,780,397	3,614,324	5%	5%	934,648	868,817	8%	8%
South, Central America and the Caribbean	1,666,322	1,782,073	(6%)	(2%)	398,867	424,810	(6%)	(3%)
Europe	3,013,666	3,098,315	(3%)	2%	741,032	756,282	(2%)	(1%)
Asia, Middle East and Africa	1,403,411	1,434,036	(2%)	(4%)	353,537	346,458	2%	(4%)
Others and intercompany eliminations	*369,675*	*300,767*	*23%*	*24%*	*108,834*	*67,873*	*60%*	*60%*
TOTAL	13,130,273	13,531,345	(3%)	(1%)	3,258,674	3,240,170	1%	(0%)
GROSS PROFIT								
Mexico	1,509,144	1,760,571	(14%)	(14%)	374,119	406,739	(8%)	(12%)
U.S.A.	977,222	1,014,302	(4%)	(4%)	227,805	246,935	(8%)	(8%)
South, Central America and the Caribbean	602,931	648,004	(7%)	(2%)	147,234	155,560	(5%)	(3%)
Europe	813,208	818,388	(1%)	5%	200,487	199,299	1%	2%
Asia, Middle East and Africa	365,183	387,093	(6%)	(8%)	84,321	84,098	0%	(5%)
Others and intercompany eliminations	*37,221*	*54,194*	*(31%)*	*(30%)*	*1,520*	*31,592*	*(95%)*	*(94%)*
TOTAL	4,304,909	4,682,552	(8%)	(6%)	1,035,485	1,124,222	(8%)	(9%)
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	807,494	1,068,601	(24%)	(24%)	186,866	237,574	(21%)	(25%)
U.S.A.	237,139	317,296	(25%)	(25%)	52,428	85,576	(39%)	(39%)
South, Central America and the Caribbean	286,643	319,196	(10%)	(7%)	72,923	71,179	2%	5%
Europe	187,497	139,077	35%	43%	37,038	31,397	18%	22%
Asia, Middle East and Africa	132,978	144,904	(8%)	(9%)	27,407	27,005	1%	(3%)
Others and intercompany eliminations	*(318,918)*	*(285,180)*	*(12%)*	*(14%)*	*(94,516)*	*(50,559)*	*(87%)*	*(83%)*
TOTAL	1,332,833	1,703,894	(22%)	(21%)	282,146	402,172	(30%)	(31%)

2019 Fourth Quarter Results Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - December				Fourth Quarter			
				like-to-like				like-to-like
OPERATING EBITDA	2019	2018	% var	% var	2019	2018	% var	% var
Mexico	966,270	1,217,288	(21%)	(20%)	226,605	274,225	(17%)	(21%)
U.S.A.	629,358	686,215	(8%)	(8%)	149,028	181,938	(18%)	(18%)
South, Central America and the Caribbean	385,082	415,294	(7%)	(4%)	100,594	95,792	5%	8%
Europe	414,316	367,336	13%	19%	97,627	87,362	12%	14%
Asia, Middle East and Africa	215,893	224,055	(4%)	(5%)	49,928	46,867	7%	1%
Others and intercompany eliminations	*(232,667)*	*(223,657)*	*(4%)*	*(7%)*	*(69,985)*	*(42,551)*	*(64%)*	*(59%)*
TOTAL	2,378,253	2,686,531	(11%)	(10%)	553,797	643,634	(14%)	(15%)

OPERATING EBITDA MARGIN	January - December 2019	January - December 2018	Fourth Quarter 2019	Fourth Quarter 2018
Mexico	33.4%	36.9%	31.4%	35.3%
U.S.A.	16.6%	19.0%	15.9%	20.9%
South, Central America and the Caribbean	23.1%	23.3%	25.2%	22.5%
Europe	13.7%	11.9%	13.2%	11.6%
Asia, Middle East and Africa	15.4%	15.6%	14.1%	13.5%
TOTAL	18.1%	19.9%	17.0%	19.9%

2019 Fourth Quarter Results Page 9

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - December			Fourth Quarter		
	2019	2018	% var	2019	2018	% var
Consolidated cement volume [1]	62,753	67,196	(7%)	15,592	16,121	(3%)
Consolidated ready-mix volume	50,076	51,738	(3%)	12,395	12,846	(4%)
Consolidated aggregates volume	135,116	136,548	(1%)	33,122	34,008	(3%)

Per-country volume summary

	January - December	Fourth Quarter	Fourth Quarter 2019 vs.
DOMESTIC GRAY CEMENT VOLUME	2019 vs. 2018	2019 vs. 2018	Third Quarter 2019
Mexico	(15%)	(13%)	(0%)
U.S.A.	(2%)	4%	(8%)
South, Central America and the Caribbean	(2%)	(2%)	(4%)
Europe	0%	2%	(10%)
Asia, Middle East and Africa	(11%)	2%	(2%)

READY-MIX VOLUME			
Mexico	(14%)	(10%)	(2%)
U.S.A.	2%	2%	(8%)
South, Central America and the Caribbean	(7%)	(12%)	(6%)
Europe	(1%)	(3%)	(7%)
Asia, Middle East and Africa	(2%)	(1%)	(1%)

AGGREGATES VOLUME			
Mexico	(11%)	(9%)	(1%)
U.S.A.	6%	6%	(4%)
South, Central America and the Caribbean	(11%)	(12%)	(9%)
Europe	1%	(5%)	(9%)
Asia, Middle East and Africa	(5%)	(4%)	(1%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2019 Fourth Quarter Results Page 10

Operating results

Price Summary

Variation in U.S. dollars

DOMESTIC GRAY CEMENT PRICE	January - December 2019 vs. 2018	Fourth Quarter 2019 vs. 2018	Fourth Quarter 2019 vs. Third Quarter 2019
Mexico	1%	5%	2%
U.S.A.	4%	5%	1%
South, Central America and the Caribbean (*)	(3%)	(1%)	(0%)
Europe (*)	0%	3%	2%
Asia, Middle East and Africa (*)	8%	0%	(2%)

READY-MIX PRICE			
Mexico	3%	7%	1%
U.S.A.	3%	5%	1%
South, Central America and the Caribbean (*)	(7%)	(5%)	(1%)
Europe (*)	(1%)	0%	2%
Asia, Middle East and Africa (*)	3%	8%	0%

AGGREGATES PRICE			
Mexico	2%	7%	2%
U.S.A.	2%	2%	(1%)
South, Central America and the Caribbean (*)	(4%)	(2%)	(1%)
Europe (*)	(2%)	3%	4%
Asia, Middle East and Africa (*)	7%	15%	(4%)

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - December 2019 vs. 2018	Fourth Quarter 2019 vs. 2018	Fourth Quarter 2019 vs. Third Quarter 2019
Mexico	2%	1%	(0%)
U.S.A.	4%	5%	1%
South, Central America and the Caribbean (*)	2%	2%	0%
Europe (*)	6%	4%	(1%)
Asia, Middle East and Africa (*)	5%	(5%)	(4%)

READY-MIX PRICE			
Mexico	3%	2%	(1%)
U.S.A.	3%	5%	1%
South, Central America and the Caribbean (*)	(0%)	(2%)	(1%)
Europe (*)	4%	2%	1%
Asia, Middle East and Africa (*)	2%	1%	(0%)

AGGREGATES PRICE			
Mexico	2%	2%	0%
U.S.A.	2%	2%	(1%)
South, Central America and the Caribbean (*)	3%	2%	(1%)
Europe (*)	3%	3%	1%
Asia, Middle East and Africa (*)	6%	8%	(5%)

(*) Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2019 Fourth Quarter Results Page 11

Other information

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Fourth Quarter				Third Quarter	
	2019		2018		2019	
Millions of U.S. dollars	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Exchange rate derivatives (1)	1,154	(67)	1,249	2	1,249	(12)
Equity related derivatives (2)(5)	74	1	111	1	93	2
Interest rate swaps (3)	1,000	(35)	1,126	(8)	1,121	(35)
Fuel derivatives (4)	96	1	122	(14)	113	(2)
	2,324	(100)	2,608	(19)	2,576	(47)

(1) *Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from forecasted transactions.*

(2) *Equity derivatives related to options on the Parent Company's own shares and to forwards, net of cash collateral, over the shares of Grupo Cementos de Chihuahua, S.A.B. de C.V.*

(3) *Interest-rate swap derivatives related to bank loans. As of September 30, 2019, and December 31, 2018, included an interest-rate swap derivative related to long-term energy contracts.*

(4) *Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.*

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of December 31, 2019, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net liability of US$100 million.

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. One CEMEX CPO represents two Series A shares and one Series B share. The following amounts are expressed in CPO-equivalent terms.

Beginning-of-quarter outstanding CPO-equivalents	14,850,539,229
Mandatorily convertible	236,050,840
End-of-quarter outstanding CPO-equivalents	15,086,590,069

For purposes of this report, outstanding CPO-equivalents equal the total number of A and B shares outstanding as if they were all held in CPO form less CPOs held in subsidiaries, which as of December 31, 2019 were 20,541,277.

Change in reporting currency to U.S. dollar

In its quarterly report to the Mexican Stock Exchange (*Bolsa Mexicana de Valores*) for the three-month period ended March 31, 2019, CEMEX informed that based on International Accounting Standard 21, *The Effects of Changes in Foreign Exchange Rates* ("IAS 21") under International Financial Reporting Standards ("IFRS") and with the authorization of CEMEX, S.A.B. de C.V.'s Board of Directors, considering the previous favorable opinion of its Audit Committee, CEMEX changed its reporting currency prospectively from the Mexican peso to the United States dollar (the "U.S. dollar") beginning on March 31, 2019 and for each subsequent period; and established that the new presentation currency is preferable to CEMEX's stakeholders considering several factors described in such report.

The change in reporting currency does not affect the impact of CEMEX's transactions in its financial statements, does not affect negatively or positively our financial position, does not constitute any form of foreign exchange hedge for balances denominated or transactions incurred in U.S. dollars or other currencies and does not change in any form the several functional currencies used in each unit within CEMEX.

2019 Fourth Quarter Results Page 12

Other information

Newly issued IFRS effective in 2019

IFRS 16, Leases ("IFRS 16")

Beginning January 1, 2019, IFRS 16 requires a lessee to recognize, for all leases, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract, allowing exemptions in case of leases with a term of up to 12 months or when the underlying asset is of low value. Under this model, the lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases as of January 1, 2017, some of which were further remeasured during 2019 for minor findings and corrections for not significant amounts, CEMEX adopted IFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2017 as follows:

(Millions of U.S. dollars)		As of January 1, 2017
Assets for the right-of-use (1)	$	851
Deferred tax assets		23
Lease financial liabilities		978
Retained earnings (2)	$	(104)

(1) Includes US$24 million of property, plant and equipment reclassified to assets for the right-of-use related to financial leases at the date of adoption.

(2) The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset and the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

CEMEX modified the previously reported income statement for the twelve-month period ended December 31, 2018 to give effect to the retrospective adoption of IFRS 16, as follows:

SELECTED INFORMATION

INCOME STATEMENT	As originally reported (3)		As modified	
(Millions of U.S. dollars)	Jan-Dec	Fourth Quarter	Jan-Dec	Fourth Quarter
Revenues	13,531	3,240	13,531	3,240
Cost of sales	(8,883)	(2,131)	(8,849)	(2,116)
Operating expenses	(3,003)	(728)	(2,979)	(722)
Other (expenses) income, net	(296)	(214)	(296)	(214)
Financial (expenses) income and other items, net	35	(170)	32	(188)
Earnings before income tax	731	(3)	717	0
Income tax	(226)	(39)	(224)	(39)
Earnings (loss) from continuing operations	505	(42)	493	(39)

(3) Original income statement excludes discontinued operations of the Baltic and Nordic, French and German assets, the white cement business in Spain and the operating segment in Brazil and it was prepared to present the information before the adoption of IFRS 16.

As of December 31, 2019 and December 31, 2018, assets for the right-of-use amounted to US$1,285 million and US$1,222 million, respectively. In addition, financial liabilities related to lease contracts amounted to US$1,306 million as of December 31, 2019 and US$1,315 million as of December 31, 2018 and were included within "Other financial liabilities." All amounts as remeasured during 2019.

Assets held for sale, discontinued operations and other disposal groups

Assets held for sale and discontinued operations

As of December 31, 2019, through an affiliate in the United Kingdom, CEMEX was in negotiations with Breedon Group plc for the sale of certain assets for an amount of US$235 million, including US$31 million of debt. The assets held for sale mainly consist of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEXs paving solutions business in the United Kingdom. After completion of the potential divestiture, CEMEX will retain significant operations in the United Kingdom related with the production and sale of cement, ready-mix concrete, aggregates, asphalt and paving solutions. As of December 31, 2019, the assets and liabilities associated with this segment under negotiation in the United Kingdom are presented in the statement of financial position within the line items of "assets held for sale," including a proportional allocation of goodwill of US$49 million, and "liabilities directly related to assets held for sale," respectively. Moreover, for purposes of the income statements for the years ended December 31, 2019 and 2018 the operations related to this segment are presented net of tax in the single line item "Discontinued operations." On January 8, 2020, CEMEX signed an agreement for the sale of such assets with Breedon Group plc. CEMEX expects to finalize this divestment during the second quarter of 2020.

On November 26, 2019, CEMEX announced that its U.S. affiliate Kosmos Cement Company ("Kosmos"), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX holds a 75% interest, signed a definitive agreement for the sale of certain assets to Eagle Materials Inc. for US$665 million. The share of proceeds to CEMEX from this transaction will be US$499 million. The assets being divested consist of Kosmos' cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. The closing of this transaction is subject to the satisfaction of certain conditions, including approval from regulators. CEMEX currently expect to finalize this divestiture during the first half of 2020. As of December 31, 2019, the assets and liabilities associated with the sale of Kosmos in the United States are presented in the statement of financial position within the line items of "assets held for sale," including a proportional allocation of goodwill of US$278 million. For purposes of the income statements for the years ended December 31, 2019 and 2018 the operations related to this segment are presented net of income tax in the single line item "Discontinued operations."

On June 28, 2019, CEMEX concluded with several counterparties the sale of its ready-mix and aggregates business in the central region of France for an aggregate price of €31.8 million (US$36.2 million). CEMEX's operations of these disposed assets in France for the period from January 1 to June 28, 2019 and for the year ended December 31, 2018 are reported in the income statements, net of income tax, in the single line item "Discontinued operations," including in 2019 a gain on sale of US$17 million net of a proportional allocation of goodwill related to this reporting segment of US$8 million.

On May 31, 2019, CEMEX concluded the sale of its aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for €87 million (US$97 million). The assets divested in Germany consisted of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX's operations of these disposed assets for the period from January 1 to May 31, 2019 and for the year ended December 31, 2018 are reported in the income statements, net of income tax, in the single line item "Discontinued operations," including in 2019 a gain on sale of US$59 million.

2019 Fourth Quarter Results Page 13

Other information

On March 29, 2019, CEMEX closed the sale of assets in the Baltics and Nordics to the German building materials group Schwenk, for a price in euro equivalent of US$387 million. The Baltic assets divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included CEMEX's 37.8% interest in Akmenes Cementas AB, owner of a cement production plant in Akmene in Lithuania with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX's operations of these disposed assets for the period from January 1 to March 29, 2019 and for the year ended December 31, 2018 are reported in the income statements net of income tax in the single line item "Discontinued operations," including in 2019 a gain on sale of US$66 million.

On March 29, 2019, CEMEX signed a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest CEMEX's white cement business, except for Mexico and the U.S., for a price of US$180 million, including its Buñol cement plant in Spain and its white cement customers list. The transaction is pending for approval from the Spanish authorities. CEMEX currently expects to close this transaction during the first half of 2020. CEMEX's operations of these assets in Spain for the years ended December 31, 2019 and 2018 are reported in the income statements, net of income tax, in the single line item "Discontinued operations."

On September 27, 2018, CEMEX concluded the sale of its construction materials operations in Brazil (the "Brazilian Operations") through the sale to Votorantim Cimentos N/NE S.A. of all the shares of CEMEX's Brazilian subsidiary Cimento Vencemos Do Amazonas Ltda, consisting of a fluvial cement distribution terminal located in Manaus, Amazonas province, as well as the operation license. The sale price was US$31 million. CEMEX determined a net gain on sale of US$12 million. CEMEX's Brazilian Operations for the period from January 1 to September 27, 2018 are reported in the income statements, net of income tax, in the single line item "Discontinued Operations."

The following table presents condensed combined information of the income statements of CEMEX's discontinued operations previously mentioned in: a) the United Kingdom for the years ended December 31, 2019 and 2018; b) the United States related to Kosmos for the years ended December 31, 2019 and 2018; c) France for the period from January 1 to June 28, 2019 and for the year ended December 31, 2018; d) Germany for the period from January 1 to May 31, 2019 and for the year ended December 31, 2018; e) the Baltics and Nordics for the period from January 1 to March 29, 2019 and for the year ended December 31, 2018; f) Spain for the years ended December 31, 2019 and 2018; and g) Brazil for the period from January 1 to September 27, 2018:

INCOME STATEMENT	Jan-Dec		Fourth Quarter	
(Millions of U.S. dollars)	2019	2018	2019	2018
Sales	572	868	111	206
Cost of sales and operating expenses	(534)	(792)	(104)	(193)
Other income (expenses), net	1	(1)	(0)	(1)
Interest expense, net and others	–	(2)	(0)	(0)
Income before income tax	39	73	7	12
Income tax	(6)	(7)	(6)	(6)
Income from discontinued operations	33	66	1	6
Net gain on sale	55	11	(89)	(1)
Income from discontinued operations	88	77	(88)	5

Assets held for sale and related liabilities

As of December 31, 2019, CEMEX presents "Assets held for sale" and "Liabilities directly related to assets held for sale," respectively, in connection with the following transactions: a) the sale of assets in the United Kingdom; b) the sale of Kosmos' assets in the United States; and c) the sale of the white cement business in Spain, all described above.

As of December 31, 2019, the following table presents condensed combined information of the statement of financial position for the assets held for sale in the United Kingdom, the United States and Spain, as mentioned above:

(Millions of U.S. dollars)	2019
Current assets	41
Non-current assets	751
Total assets of the disposal group	792
Current liabilities	8
Non-current liabilities	29
Total liabilities directly related to disposal group	37
Total net assets of disposal group	755

2019 Fourth Quarter Results Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. Beginning on March 31, 2019 and for each subsequent period CEMEX reports its consolidated results in U.S. dollars.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

The Asia, Middle East and Africa region includes operations in the United Arab Emirates, Egypt, Israel and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equals investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures equals investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - December		Fourth Quarter		Fourth Quarter	
	2019	2018	2019	2018	2019	2018
	Average	Average	Average	Average	End of period	End of period
Mexican peso	19.35	19.26	19.24	20.13	18.92	19.65
Euro	0.8941	0.8483	0.899	0.8773	0.8917	0.8727
British pound	0.7831	0.7521	0.7682	0.7844	0.7550	0.7843

Amounts provided in units of local currency per U.S. dollar.

2019 Fourth Quarter Results Page 15